EXHIBIT 12.1

Mid-Con Energy Partners, LP

Ratio of Earnings to Fixed Charges

(in thousands)	Nine Months Ended September 30,	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	2012	2011	2010	2009	2009	2008	2007
Earnings:
Net earnings	22,953	18,968	1,078	(9,096)	2,984	632	735
Less interest capitalized	—	—	—	—	—	—	—
Fixed charges	1,274	578	98	2	93	3	11

	24,227	19,546	1,176	(9,094)	3,077	635	746
Fixed Charges:
Interest expense (gross of interest income)	1,164	578	98	2	93	3	11
Capitalized interest	—	—	—	—	—	—	—
Amortization of deferred loan costs	110	—	—	—	—	—	—
Interest component of rental expense	—	—	—	—	—	—	—

	1,274	578	98	2	93	3	11

Ratio of Earnings to Fixed Charges	19.0	33.8	12.0	(a)	33.1	211.7	67.8

(a)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $9.1 million during the six months ended December 31, 2009 to achieve a coverage ratio of 1:1.